FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Annual General Meeting 25 May 2012

At the Annual General Meeting of HSBC Holdings plc held on 25 May 2012, all resolutions were passed on a poll.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Total (% of Issued Share Capital)	Votes Withheld*
1. To receive the Annual Report and Accounts 2011	8,674,241,734 (98.47)	135,201,316 (1.53)	8,809,443,050 (48.51)	7,347,647
2. To approve the Directors' Remuneration Report for 2011	7,603,837,582 (89.80)	863,308,512 (10.20)	8,467,146,094 (46.62)	342,947,482
3. (a) To re-elect S A Catz a Director	8,804,928,221 (99.89)	9,610,127 (0.11)	8,814,538,348 (48.53)	5,875,570
(b) To re-elect L M L Cha a Director	8,648,658,349 (99.45)	47,870,917 (0.55)	8,696,529,266 (47.88)	123,714,457
(c) To re-elect M K T Cheung a Director	8,802,099,054 (99.86)	12,615,523 (0.14)	8,814,714,577 (48.53)	5,630,308
(d) To re-elect J D Coombe a Director	8,628,180,910 (97.89)	186,062,475 (2.11)	8,814,243,385 (48.53)	5,852,946
(e) To elect J Faber a Director	8,796,984,821 (99.80)	17,580,853 (0.20)	8,814,565,674 (48.53)	5,861,373
(f) To re-elect R A Fairhead a Director	8,743,788,851 (98.66)	118,900,468 (1.34)	8,862,689,319 (48.80)	5,802,585
(g) To re-elect D J Flint a Director	8,619,018,008 (98.09)	168,004,948 (1.91)	8,787,022,956 (48.38)	33,368,432
(h) To re-elect A A Flockhart a Director	8,774,240,102 (99.54)	40,569,601 (0.46)	8,814,809,703 (48.54)	5,687,412
(i) To re-elect S T Gulliver a Director	8,775,424,304 (99.55)	39,522,674 (0.45)	8,814,946,978 (48.54)	5,558,005
(j) To re-elect J W J Hughes-Hallett a Director	8,771,227,801 (99.51)	43,514,682 (0.49)	8,814,742,483 (48.53)	5,732,794
(k) To re-elect W S H Laidlaw a Director	8,749,103,878 (99.26)	65,588,171 (0.74)	8,814,692,049 (48.53)	5,762,796
(l) To elect J P Lipsky a Director	8,804,822,657 (99.89)	9,552,202 (0.11)	8,814,374,859 (48.53)	5,949,328
(m) To re-elect J R Lomax a Director	8,694,903,617 (99.75)	21,801,654 (0.25)	8,716,705,271 (48.00)	103,551,962
(n) To re-elect I J Mackay a Director	8,780,813,350 (99.62)	33,915,545 (0.38)	8,814,728,895 (48.53)	5,752,704
(o) To re-elect N R N Murthy a Director	8,799,839,273 (99.83)	14,888,406 (0.17)	8,814,727,679 (48.53)	5,752,109
(p) To re-elect Sir Simon Robertson a Director	8,637,007,606 (99.45)	48,054,956 (0.55)	8,685,062,562 (47.82)	123,743,083
(q) To re-elect J L Thornton a Director	8,248,542,395 (96.08)	336,922,956 (3.92)	8,585,465,351 (47.27)	233,310,057
4. To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	8,658,879,219 (98.35)	145,175,480 (1.65)	8,804,054,699 (48.48)	16,773,808
5. To authorise the Directors to allot shares	8,598,678,631 (97.57)	214,223,057 (2.43)	8,812,901,688 (48.52)	6,232,394
6. To disapply pre-emption rights (Special Resolution)	8,613,126,301 (97.78)	195,480,323 (2.22)	8,808,606,624 (48.50)	12,092,143
7. To authorise the Company to purchase its own ordinary shares	8,775,533,630 (99.55)	39,890,867 (0.45)	8,815,424,497 (48.54)	5,250,428
8. To authorise the Directors to offer a scrip dividend alternative	8,805,094,483 (99.93)	5,763,369 (0.07)	8,810,857,852 (48.51)	9,412,655
9. To approve general meetings (other than annual general meetings) being called on 14 clear days' notice (Special Resolution)	7,876,386,438 (89.37)	937,298,004 (10.63)	8,813,684,442 (48.53)	6,966,206

* A "Vote Withheld" is not a 'vote' in law and is not counted in the calculation of the proportion of the votes 'For' and 'Against' the resolution.

The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 18,161,632,252. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.

Copies of the special business resolutions passed at the Annual General Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, via the National Storage Mechanism which is located at http://www.hemscott.com/nsm.do

At the conclusion of the Annual General Meeting, G Morgan and Sir Brian Williamson retired as Directors. There are no matters relating to their retirements that need to be brought to the attention of the shareholders of the Company.

The current Directors of HSBC Holdings plc are S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, D J Flint, A A Flockhart*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, N R N Murthy†, Sir Simon Robertson† and J L Thornton†.

†  Independent non-executive Director

* Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 25 May 2012